May 23, 2006

James C. Hoodlet
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, MA 02117

Re: John Hancock Life Insurance Company of New York
        Separate Account B
        Initial Registration Statement on Form N-6
        File Nos. 333-132905 and 811-8329

Dear Mr. Hoodlet:

The staff has reviewed the above-referenced registration statement, which the Commission received on March 31, 2006. Based on your representation that the filing is substantially similar to File Nos. 333-131299 and 811-4834 (declared effective on 5/1/06), the registration statement received a selective review. Based on this review, we have the following comments on the registration statement.

1. Guide to this Prospectus

Please state that the prospectuses of the underlying funds will be provided with the prospectus.

2. Fee Tables, pages 7-10

Please disclose the range of state premium taxes in this section.

Please include the additional mortality charge (page 35) in the fee table, or clarify, if true, that this is the same fee as the "extra mortality charge" described in footnotes (1) and (4).

3. Portfolio Annual Expenses, pages 10-14

Please update the footnotes to reflect the year ended 12/31/05.

We note that the International Stock and Growth and Income II portfolios are not described on pages 16-24, and that the International Core portfolio (page 18) is not included in the Portfolio Annual Expenses table. Please reconcile these inconsistencies.

4. Detailed Information - Your investment options, pages 15-24

   a. Please state clearly and conspicuously (not in a footnote) which funds are subject to master-feeder arrangements and briefly explain what this means.

   b. For consistency, with respect to the Bond Index B Fund, please disclose the range in capitalization of the companies tracked by the Lehman Brothers Aggregate Index. Similarly, with respect to the Frontier Capital Appreciation Fund, please disclose the range in capitalization of the companies tracked by the Russell 2500 Index.

   c. We note that several of the indexes referred to in the middle of page 24 are mentioned no where else in the filing. Please consider removing them.

5. Description of Separate Account B, pages 25-26

   Please include a statement that "income, gains and losses credited to, or charged against, the registrant reflect the registrant's own investment experience and not the investment experience of the depositor's other assets." See Item 4(b)(1) of Form N-6.

6. The Policy Value, page 32

   Please state here, as and clarify on page 24, that policy values will be calculated as of the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time, and clarify that transfers or payments made subsequent to that time will receive the next day's AUV.

7. Item 27. Exhibits - Powers of Attorney

   Rule 483(b) of the Securities Act of 1933 requires that the powers of attorney "relate to a specific filing." Please file new powers of attorney that comply with the Rule.

8. Financial Statements, Exhibits, and Other Information

   Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. Tandy Comment

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter. Please submit your response letter as EDGAR correspondence.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285 and my email address is Whitea@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products